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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ______)*


                  ICO Global Communications (Holdings) Limited
      -----------------------------------------------------------------
                                (Name of Issuer)
                                Ordinary Shares
      -----------------------------------------------------------------
                         (Title of Class of Securities)

                                  G4705T 10 9
                ---------------------------------------------
                                 (CUSIP Number)

                               December 31, 1998
      -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)                Page 1 of 6 pages

Cusip No.    G4705T 10 9
          ........................
--------------------------------------------------------------------------------

1.  Name of Reporting Persons  International Mobile Satellite Organization
                                           (INMERSAT)
    I.R.S. Identification Nos. of above persons (entities only)

          N/A
 ................................................................................
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
       .........................................................................
    (b)
       .........................................................................
--------------------------------------------------------------------------------
3.  SEC Use Only
                ................................................................
--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization
                                              United Kingdom
                                         .......................................
--------------------------------------------------------------------------------
                      5. Sole Voting Power  19,800,000
                                          ......................................
Number of             ----------------------------------------------------------
Shares                6. Shared Voting Power   0
Beneficially                                 ...................................
Owned                 ----------------------------------------------------------
by Each               7. Sole Dispositive Power  19,800,000
Reporting                                      .................................
Person With:          ----------------------------------------------------------
                      8. Shared Dispositive Power   19,800,000 (a)
                                                  ..............................
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person  19,800,000
                                                                 ...............
--------------------------------------------------------------------------------
10. Check Box if the Aggregate amount in Row (11)
    Excludes Certain Shares*(See Instructions)
                                               .................................
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (11)     9.54%
                                                      ..........................
--------------------------------------------------------------------------------
12. Type of Reporting Person*(See Instructions)

      00 (Public International Organization)
--------------------------------------------------------------------------------

(a) Such shares are subject to certain restrictions on transfer in an agreement between Donaldson, Lufkin & Jenrette as Representative of the several Underwriters, & INMARSAT, dated July 23, 1998 (the "Lock-up Agreement"). Under the Lock-up Agreement, INMARSAT has agreed, subject to certain exceptions contained therein, including the transfer of Ordinary Shares to any of INMARSAT's affiliates, not to, directly, or indirectly, offer, sell or otherwise dispose of, or enter into any transaction (including a derivative transaction) having and economic effect similar to a sale of

       (1) any Ordinary Shares or any securities that are convertible into or exchangeable for, or otherwise represent the right to acquire, Ordinary Shares for a period of 11 months from the date of the Underwriting Agreement related to the initial public offering of Ordinary Shares of ICO Global Communications (Holdings) Limited ("ICO"), which date INMARSAT has been advised was July 31, 1998, and

       (2) not more than 15% of the Ordinary Shares held by us as of the date of the Lock-up Letter during the period commencing on the expiration of the aforementioned 11-month period and ending on the date which is two years from the date of the Underwriting Agreement.

--------------------------------------------------------------------------------


                               Page 2 of 6 pages

                         INSTRUCTIONS FOR SCHEDULE 13G


Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons--Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9),(11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.--Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240, 13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Person--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

     (a) Such shares are subject to certain restrictions on transfer in an agreement between Donaldson, Lufkin & Jenrette as Representative of the several Underwriters, & INMARSAT, dated July 23, 1998 (the "Lock-up Agreement"). Under the Lock-up Agreement, INMARSAT has agreed, subject to certain exceptions contained therein, including INMARSAT's restructuring, not to, directly or indirectly, offer, sell or otherwise dispose of, or enter into any transaction (including a derivative transaction) having an economic effect similar to a sale of

               (a) any Ordinary Shares or any securities that are convertible into or exchangeable for, or otherwise represent the right to acquire, Ordinary Shares for a period of 11 months from the date of the Underwriting Agreement related to the initial public offering of Ordinary Shares of ICO Global Communications (Holdings) Limited ("ICO"), which date INMARSAT has been advised was July 31, 1998, and

               (b) not more than 15% of the Ordinary Shares held by us as of the date of the Lock-up Letter during the period commencing on the expiration of the aforementioned 11-month period and ending on the date which is two years from the date of the Underwriting Agreement.

                         Category                                  Symbol
                    Broker Dealer                                     BD
                    Bank                                              BK
                    Insurance Company                                 IC
                    Investment Company                                IV
                    Investment Adviser                                IA
                    Employee Benefit Plan, Pension Fund
                        or Endowment Fund                             EP
                    Parent Holding Company/Control Person             HC
                    Savings Association                               SA
                    Church Plan                                       CP
                    Corporation                                       CO
                    Partnership                                       PN
                    Individual                                        IN
                    Other                                             OO

Notes:
     Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

     Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

     Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.


                               Page 3 of 6 pages

     Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary.
The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. Statement filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed nor later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f)(15 U.S.C. 78m(f) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.

     (a) Name of Issuer    ICO GLOBAL COMMUNICATIONS (HOLDINGS) LIMITED
     (b) Address of Issuer's Principal Executive Officers
                                                    1 QUEEN CAROLINE STREET
                                                    HAMMERSMITH
                                                    LONDON WG 9BN
                                                    ENGLAND
Item 2.

     (a) Name of Person Filing   INTERNATIONAL MOBILE SATELLITE ORGANIZATION
                                 (INMARSAT)
     (b) Address of Principal Business Office or, if none, Residence

                                   99 CITY ROAD
                                   LONDON EC1Y 1AX
                                   UNITED KINGDOM

     (c) Citizenship  UNITED KINGDOM
     (d) Title of Class of Securities  ORDINARY SHARES
     (e) CUSIP Number  G4705T 10 9

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act(15 U.S.C.
             78c).
     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act(15 U.S.C. 78c).
     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8).
     (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
     (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
     (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                               Pages 4 of 6 pages

     (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 19,800,000

     (b) Percent of class: 9.54%

     (c) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote 19,800,000

          (ii)  Shared power to vote or to direct the vote 0

          (iii) Sole power to dispose or the direct the disposition of 19,800,000

          (iv)  Shared power to dispose or to direct the disposition of 19,800,000 (a)

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see section 240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [ ].    N/A

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.  N/A

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company    N/A

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group    N/A

     If a group has filed this schedule pursuant to section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to section 240.13d-1(c) or section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group     N/A

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

     (a) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b);



                               Page 5 of 6 pages

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above are not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        2/16/99
                                             ------------------------------
                                                          Date

                                                    /s/ Nick Rowe
                                             ------------------------------


                                                        Nick Rowe
                                                 Manager/Legal Services
                                             ------------------------------
                                                       Name/Title

                  CERTIFICATION AND CONFIRMATION OF AUTHORITY

     I, Warren Grace, the Director General of the International Mobile Satellite Organization (Inmarsat), do hereby acknowledge, confirm and certify that in my capacity as Chief Executive and Legal Representative of Inmarsat, I have granted authority to Nick Rowe, Manager of Legal Services, to sign and file
Schedule 13g on behalf of Inmarsat with the United States Securities and Exchange Commission on February 16, 1999.


15 February 1999                                /s/ Warren Grace
-----------------                            ------------------------------
15 February 1999                             Warren Grace
                                             Director General of Inmarsat


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be file with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                               Page 6 of 6 pages